November 27, 2006


By facsimile to (619) 702-9401 and U.S. Mail


Mr. Kevin P. O`Connell
Chief Executive Officer
IMMS, Inc.
660 Newport Center Drive, Suite 1220
Newport Beach, CA 92660

Re:	IMMS, Inc.
	Pre-effective Amendment 1 to Registration Statement on Form
SB-2
	Filed November 2, 2006
File No. 333-137098

Dear Mr. O`Connell:

	We reviewed the filing and have the comments below.

General

1. We note the following significant differences between your Form SB-2 and your amended Form SB-2:

* Fixed assets - net for the periods December 31, 2004, December
31,
2005 and June 30, 2006.

* Deficit accumulated during the development stage for the periods December 31, 2004, December 31, 2005, and June 30, 2006.

* General and administrative expenses for the year ended December
31,
2004.

* Related party receivables for the year ended December 31, 2004 in the statement of cash flows.

Please tell us the reasons for these changes. In addition, we remind you that restated financial statements should ensure full compliance with the disclosures required by SFAS 154, paragraphs 25 and 26. In this regard, your financial statements should include a footnote in describing each of the items that have been corrected as well as a label over each of the columns that have been restated. Further, the audit opinion should include an explanatory paragraph referencing the restatement.

The Offering, page 4

2. Refer to priors comments 4 and 9. Revise to conform to the disclosure on the prospectus` outside front cover page that the price per share of the common stock being offered by the selling stockholders is $0.02 until the shares are quoted on The OTC Bulletin
Board or OTCBB and after that at prevailing market prices or privately negotiated prices.

Risk Factors, page 5

3. Refer to prior comment 19. We did not intend for you to remove from the risk factors section the fifteenth risk factor in the initial registration statement with the caption or heading "Our stock is a penny stock. Trading of our stock may be restricted by the SEC`s penny stock regulations which may limit a stockholder`s ability to buy and sell our stock." Rather, we were requesting that you move the last paragraph in the risk factors section beginning with the words "Please read this prospectus" so that information is presented in a discrete section and not as part of the risk factors section. Please revise.

4. Any reference to the OTCBB should never include NASD, formerly known as The National Association of Dealers, Inc., or The Nasdaq
Stock Market, Inc. Refer to the thirteenth risk factor, and revise.

Result of Operations for the Years ending December 31, 2004 and
2005,
page 16

5. We note your response to prior comment 33. Your disclosure regarding the decrease in revenue for the year ended December 31, 2005, that "more racing teams with greater resources than [y]ours have emerged competing for the same sponsor revenues [y]our company seeks" appears to be a general assessment of the racing environment rather than a specific reason for the decrease in your revenue.
In
addition, your disclosure regarding your attendance at fewer races with substantive winners` purses appears to contradict your discussion of operating expenses that you disclose increased due to an increase in racing activity. We further note your disclosure on page 7 that you did not have any sponsor-related revenue in 2005. Therefore, we assume your revenue for the year ended December 31, 2005 relates to either race purse winnings or show car appearances.
Please revise your disclosures to clarify this apparent discrepancy as well as to identify specifically the reasons for the decrease in your revenue, including a discussion of each of your revenue streams, from the year ended December 31, 2004 to the year ended December 31,
2005.

6. Operating expenses for the year ended December 31, 2004 appear to be $121,204 in your statement of operations rather than $136,033 as disclosed on page 17. Please revise. In addition, we note your additional disclosure in response to prior comment 33 regarding the approximately $340,000 increase in operating expenses. In consideration of the materiality of this increase to your statement of operations, please further expand your discussion of this amount, including quantifying each of your racing expenses. For example, compare the number of races you participated in during 2004 compared to 2005. In addition, quantify the additional expenses that you have disclosed such as insurance, marketing, and office expense and the reasons for these increases.

7. Based on the amounts in your statement of operations, operating expenses appear to have decreased by $121,455 in the six months ended
June 30, 2006 compared to the six months ended June 30, 2005 rather than $125,555 as you have disclosed on page 17. Please revise.

Result of Operations for the 6 month periods ending June 30, 2006 and
2005, page 18

8. We note your disclosure on page 18 that in 2005 you had revenue of
$2,050. However, in your statement of operations, it appears that you had negative revenue of $2,050 for the six months ended June 30,
2005. Please explain this apparent negative revenue or correct this typographical error. In addition, it remains unclear from your revised disclosures why there was no revenue during the six months ended June 30, 2006. Disclose how your financial constraints affected your ability to generate revenue. Although you disclose that you did not enter any oval circuit races in 2006, your disclosure on page 11 indicates that you refocused your efforts in road racing events, specifically ASC events. It is also unclear how your decision to pursue a relationship with NASCAR in the Busch series events impacted your ability to generate revenue for the six months ended June 30, 2006. Your disclosures on page 11 state that you intend to purchase a NASCAR road racing car in 2006 and you will not compete in a Busch Series road race until 2007. Therefore, we repeat prior comment 33 to explain and identify specifically the reasons for the decrease of revenue to zero for the six months ended
June 30, 2006.

9. On page 19, you disclose operating expenses during the six months ended June 30, 2005 were $269,985. However, on your statement of operations, operating expenses for the six months ended is $265,885.
Please revise or advise.

10. In addition, we repeat prior comment 33 to expand your discussion of operating expenses for the six months ended June 30, 2006 to discuss why your operating expenses decreased by $125,555 compared to the six months ended June 30, 2005. Quantify the reasons for the significant decrease in operating expenses and discuss relevant comparisons. For example, in consideration that you disclose that you incurred lower costs due to less racing activity, you should compare the number of races that you participated in during the six months ended June 30, 2006 compared to the six months ended June 30,
2005.

11. On page 19, you disclose that your net loss for the six months ended June 30, 2006 was $125,629. However, on your statement of operations, your net loss is $125,379. Please revise.

Liquidity, page 18

12. We note your disclosure on page 18 in response to prior comment
34 that you will need $100,000 of additional capital through December
31, 2007. In consideration that your net cash used in operating activities was $122,727 for the six months ended June 30, 2006, and, as disclosed on page 11, you intend to purchase a NASCAR road racing car in 2006 and in 2007, intend to compete in one or more Busch series road races, and have not generated any revenue for the six months ended June 30, 2006, please disclose the basis for your estimate that $100,000 of additional capital would be sufficient to operate your business through December 31, 2007.

13. You disclose on page 20 that you incurred a net loss of
$125,629
during the six months ended June 30, 2006 and $269,985 during the six months ended June 30, 2005. However, on your statement of operations, the amounts should be $125,379 and $267,935. Please revise.

14. In addition, you disclose on page 20 that you had total assets of
$51,829 as of June 30, 2006. Your balance sheet shows total assets of $48,329 as of June 30, 2006. Please revise.

15. You state that your operating activities used $143,000 in cash for the six months ended June 30, 2006 on page 20. However, we note in your statement of cash flows that net cash used by operating activities is $122,727 for the six months ended June 30, 2006. Please revise. Please also make conforming changes to your reference to $143,000 of negative cash flow in your risk factor on page 8.

16. Please revise your disclosure on page 20 that you raised
$8,482
in cash, net of repayments of debt, through the issuance of common stock during the six months ended June 30, 2006. We note that you do not show any amounts for sales of common stock for the six months ended June 30, 2006 in your statement of cash flows or your statement of stockholders` equity during the six month period ended June 30, 2006. Instead, it appears that the $8,482 represents the common stock balance as of December 31, 2005.

17. You disclose stockholders` equity was $17,366 on June 30, 2006.
In your statements of stockholders` equity, you show stockholders` equity as $13,866 at June 30, 2006. Please revise.

Recent Accounting Pronouncements, page 20

18. We note the phrase "beginning after June 15, 20" in this subsection`s last paragraph. Please complete the disclosure to include the year.

Management, page 21

19. Refer to prior comment 35. We note the phrase "From 2001 through
__ of 2006" in the biographical paragraph of Mr. John A. Brunkow.
Please complete the disclosure.

Long Term Incentive Plans, page 24

20. Refer to prior comment 36. Disclosure here that one million shares of common stock are available under the 2005 plan is inconsistent with disclosure in section 4.1 of exhibit 10.1 that two million shares of common stock are available under the 2005 plan. Please reconcile the disclosures.

Certain Relationships and Related Transactions, page 24

21. Refer to prior comment 39. Disclosures on pages F-6 and F-10 that IMMS issued 2,829,820 shares of common stock to retire related party debt in 2005 are inconsistent with disclosure under
paragraph
(b) of Item 26 on page 34 that the debt was converted to
28,248,200
shares of common stock before a 10-1 reverse stock split.
Further,
those disclosures are inconsistent with disclosures here that IMMS issued an aggregate of 49,446,400 shares of common stock or an aggregate of 4,944,640 shares of common stock post reverse split to retire the debt. Please reconcile the disclosures throughout the registration statement so that they are consistent.

Selling Stockholders, page 26

22. Refer to prior comment 40.  Describe briefly how Mr. Rod
Hoffman
acquired the securities being offered for resale. We note that there is no footnote next to his name in the table.

Statement of Operations, page F-3

23. In response to prior comment 54, you reclassified the gain on asset sales from non-operating income to a component of revenue. However, your statement of operations should reflect this gain as a component of your "Gain (loss) from operations" in a line just after your operating expenses subtotal. Refer to paragraph 45 of SFAS 144.
Please revise.

Note 1.  Recent Accounting Pronouncements, page F-9

24. Your response to prior comment 57 is unclear to us. In consideration that sponsorship revenue was your primary source of revenue in 2004 and 2005, it is unclear to us how the cash flow effect of exchange transactions with Mr. Calvin cannot be currently reliably measured. Therefore, it appears that the exchange transactions with Mr. Calvin require recognition in your financial statements at fair value pursuant to SFAS 153. Please revise or advise. If you revise your financial statements, please ensure that the revenue and expense portions of the exchange transactions are recognized consistently with your existing accounting policies. Specifically, it appears that the expense portion of these transactions may require recognition prior to the revenue portion as you do not recognize revenue until you have completed the provision of your services.

Note 2.  Related Party Transactions, page 11

25. We note your response to prior comment 58 that you reflect the payments to the officer for the equipment loan as a rental expense reflected in the net operating loss on the statement of cash flows.
Please tell us the amount of the loan as of June 30, 2006. Please also tell us your consideration of SFAS 13, EITF 01-8, and FIN 46R, given that your officer, a related party, took out the loan on your behalf, in determining that the loan and related equipment should not be reflected on your balance sheet. If you determine that the loan and equipment should be reflected on your balance sheet, please revise your balance sheet. Please also restate your statement of cash flows to reflect your payments as a cash outflow for financing activities.

26. If, on the other hand, you continue to determine that your use of the equipment represents an operating lease and should not be reflected on balance sheet, please disclose the future minimum rental payments required as of the date of the latest balance sheet presented in the aggregate and for each of the five succeeding fiscal years.

Note 5.  Going Concern, page F-11

27. We have reviewed your revised disclosures in response to prior comment 59. Although you address attracting equity capital, you do not disclose any future prospects regarding generating revenue.
In
consideration that you have not generated any revenue in the six months ended June 30, 2006, expand your going concern discussion to disclose if you anticipate generating any revenue over the next 12 months as well as the source of this revenue. Further, clarify that you will not receive any proceeds from the sale of shares of common stock in this current offering.

Exhibit 23.2

28. Your disclosure continues to state that the report of your independent public accountant is included in exhibits to your registration statement. However, as stated in prior comment 68, the report is not included in any of the exhibits to your registration statement. Please have your auditor revise or advise.

Undertakings, page 34

29. Refer to prior comment 60. As noted previously, this is a Rule
415 and not a Rule 430A offering. Thus, the undertakings required by subparagraphs (i) and (ii) of Item 512(f) of Regulation S-B are inapplicable. Please remove the Rule 430A undertakings included under paragraphs 6 and 7.

Closing

	File an amendment to the SB-2 in response to the comments. To expedite our review, IMMS may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If IMMS thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since IMMS and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If IMMS requests acceleration of the registration statement`s effectiveness, IMMS should furnish a letter at the time of the request acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve IMMS from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* IMMS may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that IMMS provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Ryan E.
Rohn,
Staff Accountant, at (202) 551-3739 or Nilima N. Shah, Accounting
Branch Chief, at (202) 551-3255.  You may

direct questions on other comments and disclosure issues to Edward
M.
Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3767.

Very truly yours,




Jennifer R. Hardy
					    Legal Branch Chief

cc:	Audie J. de Castro, Esq.
	Stanley M. Moskowitz, Esq.
	de Castro P.C.
	309 Laurel Street
	San Diego, CA 92101



Mr. Kevin P. O'Connell
November 27, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE